EXHIBIT 99.4

S CORPORATION TERMINATION AND
TAX SHARING AGREEMENT

This S Corporation Termination and Tax Sharing Agreement, dated as of September 19, 2018 (the “Agreement”), is made by and between Bank7 Corp., an Oklahoma corporation (the “Company”), and the trusts identified on the signature page hereto (each a “Shareholder” and collectively the “Shareholders”).

RECITALS:

A.           Since its formation, the Company has elected to be an S corporation (the “S Election”) under Section 1362 of the Internal Revenue Code of 1986, as amended (the “Code”).

B.            The Company intends to conduct an initial public offering of its common stock registered under the Securities Act of 1933, as amended (the “Public Offering”).

C.            Upon the consummation of the Public Offering, the Company’s status as an S corporation will terminate.

D.            The Shareholders are currently the only shareholders of the Company, and will continue to be so until immediately before the consummation of the Public Offering.

E.            In connection with the Public Offering, and in order to induce the investment by the public in the Company, the Company and the Shareholders desire to provide for the termination of the Company’s status as an S Corporation (as defined below) and a tax allocation and indemnification agreement in connection with tax periods prior to and following the Termination Date (as defined below), as well as the other agreements set forth herein.

AGREEMENT:

NOW, THEREFORE, for mutual consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Shareholders do hereby covenant and agree as follows:

ARTICLE I.
DEFINITIONS

The following terms, as used herein, have the following meanings:

“Accumulated Adjustments Account,” or “AAA” shall have the meaning assigned to that term by Section 1368(e)(1) of the Code.

“Assumed Tax Rate” means, with respect to any tax period, the maximum combined federal and state income tax rates for taxpayers who are married and filing jointly, applicable for such period, taking into account the deductibility of state income tax for federal income tax purposes, applicable to an individual resident in Oklahoma.

“C Short Year” shall have the meaning set forth in Section 1362(e)(1)(B) of the Code.

“Code” shall have the meaning set forth in Recital A.

“Estimated Distribution” shall have the meaning set forth in Section 2.07(ii).

“Final Distribution” shall have the meaning set forth in Section 2.07.

“Post-Termination Distribution” shall mean a cash distribution during the Post-Termination Transition Period as set forth in Section 1371(e) of the Code to the extent it does not exceed the AAA.

“Post-Termination Transition Period” shall have the meaning set forth in Section 1377(b)(1) of the Code and shall begin on the day after the last day of the Company’s S Short Year.

“Public Offering” shall have the meaning set forth in Recital B.

“S Corporation” shall have the meaning set forth in Section 1361 of the Code.

“S Corporation Taxable Income” shall mean, for periods (or portions thereof) beginning on or after the date the Company became an S Corporation and ending with the close of the last day of the Company’s S Short Year, the sum of (i) the Company’s items of separately stated income and gain (within the meaning of Section 1366(a)(1)(A) of the Code) reduced, to the extent applicable, by the Company’s separately stated items of deduction and loss (within the meaning of Section 1366(a)(1)(A) of the Code) and (ii) the Company’s nonseparately computed net income (within the meaning of Section 1366(a)(l)(B) of the Code).

“S Corporation Tax Year” means any taxable period during which the Company had an S Election in effect, including the S Short Year.

“S Election” shall have the meaning set forth in Recital A.

“S Short Year” shall mean the S Short Year of the Company (within the meaning of Section 1362(e)(1)(A) of the Code) for the calendar year in with the Termination Date occurs.

“S Termination Year” shall have the meaning set forth in Section 1362(e)(4) of the Code.

“Tax Proceeding” shall have the meaning set forth in Section 2.02.

“Termination Date” shall mean the date on which the Company’s status as an S Corporation is terminated by reason of the consummation of the Public Offering.

“Treasury Regulations” means the regulations promulgated by the United States Treasury Department under the Code.

ARTICLE II.
S CORPORATION TERMINATION AND TAX SHARING

2.01         Termination of S Corporation Status. The Company’s status as an S Corporation shall terminate pursuant to Section 1362(d) of the Code on the Termination Date.

2.02         Payments Related to Future Adjustments. In the event that any final determination of an adjustment (by reason of an amended return, claim for refund, audit, judicial decision or otherwise, which determination occurs after the Termination Date (each, a “Tax Proceeding”)) results in an increase in S Corporation Taxable Income, the Company shall distribute to the each Shareholder within 30 days of such final determination, cash in an amount equal to (i) the product of (A) the amount of increase in taxable income to such Shareholder resulting from the adjustment and (B) the Assumed Tax Rate plus (ii) any interest and penalties imposed thereon.

2.03         Liability for Taxes Incurred During the S Short Year and for Tax Periods Ending Prior to the Termination Date. Each Shareholder severally, and not jointly, covenants and agrees that: (i) such Shareholder has duly included (to the best of such Shareholder’s knowledge), or will duly include, in such Shareholder’s federal, state, and local income tax returns, such Shareholder’s respective allocable shares of all items of income, gain, loss, deduction, or credit attributable to the S Short Year of the Company, (ii) its federal, state and local income tax returns shall, to the extent required by applicable law, include such Shareholder’s allocable share of S Corporation Taxable Income of the Company from all sources through and including the close of business on the last day of the S Short Year of the Company, and (iii) such Shareholder shall, to the extent required by applicable law, pay any and all taxes such Shareholder is required to pay, as a result of being a shareholder of the Company, for all taxable periods (or that portion of any period) during which the Company was an S Corporation.  In addition, the Shareholders severally, and not jointly, covenant and agree to indemnify and hold the Company harmless from, against and in respect of any unpaid income tax liabilities of the Company (including interest and penalties imposed thereon) to the extent such liabilities, interest, and/or penalties are attributable to a Shareholder’s breach of any obligation contained in the immediately preceding sentence. In such case, each Shareholder shall pay to the Company cash in an amount equal to (A) the amount of such liability, interest, and/or penalty, multiplied by (B) such Shareholder’s percentage of the outstanding shares of the Company’s common stock owned by each Shareholder on the last day of any applicable period to which the applicable liability relates in proportion to such Shareholder’s ownership of the shares of the Company’s common stock owned by such Shareholder immediately prior to the effectiveness of the termination of the Company’s S Election.

2.04         Shareholder Indemnification for Tax Liabilities. The Shareholders severally (according to the relative percentage of the outstanding shares of the Company’s common stock owned by each Shareholder on the last day of any applicable period to which a liability described below relates) and not jointly, covenant and agree to indemnify and hold the Company harmless from, against and in respect of any unpaid income tax liabilities of the Company (including interest and penalties imposed thereon) (i) which are attributable to the S Short Year or (ii) which are incurred by the Company as a result of a final determination of an adjustment (by reason of a Tax Proceeding) to the taxable income of the Shareholders for any period, including the S Short Year or thereafter, and which (in the case of this clause (ii)) are attributable to a decrease for any period in the Shareholders’ taxable income and a corresponding increase for any period in the taxable income of the Company.  For purposes of clarification, the indemnity by the Shareholders under this Section 2.04 shall include, without limitation, any taxes incurred by the Company as a result of the Company failing to be a valid S corporation (within the meaning of Section 1361 of the Code) for any taxable period (or portion thereof) ending on or prior to the last day of the S Short Year.  Each Shareholder shall pay to the Company cash in an amount equal to: (A)(i) the amount of such increase in the tax liabilities of the Company, plus (ii) any interest and penalties imposed thereon, multiplied by (B) such Shareholder’s percentage of the outstanding shares of the Company’s common stock owned by each Shareholder on the last day of any applicable period to which a liability described below relates in proportion to such Shareholder’s ownership of the shares of the Company’s common stock owned by such Shareholder immediately prior to the effectiveness of the termination of the Company’s S Election.

2.05         Company Indemnification for Tax Liabilities. The Company hereby indemnifies and agrees to hold the Shareholders harmless from, against and in respect of:  (a) any income tax liability of the Company with respect to the C Short Year; and (ii) any income tax liabilities (including interest and penalties imposed thereon), if any, incurred by the Shareholders as a result of a final determination of an adjustment (by reason of a Tax Proceeding) to the taxable income of the Company for any taxable period (or portion thereof) beginning after the Termination Date (including, without limitation, the C Short Year) which results in an increase in the taxable income of the Shareholders with respect to any taxable period (or portion thereof) ending before the Termination Date.  The Company shall distribute to each Shareholder cash in an amount equal to (i) the product of (A) the amount of such increase in the taxable income of such Shareholder resulting from such final determination and (B) the Assumed Tax Rate, plus (ii) any interest and penalties imposed thereon.  For purposes of this Section 2.05, if the Shareholder is treated as a trust for federal and/or applicable state income tax purposes and the Shareholder does not pay income taxes directly with respect to such changes in the taxable income of the Company, then the increase in income tax liability of a Shareholder will include any related increase in the income tax liability of the beneficiaries of that Shareholder to the extent such increase results from a final determination of an adjustment (by reason of a Tax Proceeding) to the taxable income of the Company for any period ending after the Termination Date.

2.06         Payments. The Shareholders or the Company, as the case may be, shall make any payment required under Sections 2.04 or 2.05 of this Agreement within 30 days after receipt of notice from the other party that a final determination of an adjustment (by reason of a Tax Proceeding) has occurred and a payment is due by such party to the appropriate taxing authority.

2.07         Termination Payments to Shareholders. Immediately after the closing of the Public Offering, the Company shall distribute to the Shareholders in proportion to the ownership of the shares of the Company’s common stock owned by each Shareholder: (i) an amount equal to $50,000,000; and (ii), if not distributed prior to the closing of the Public Offering, an amount equal to the estimated federal and state tax liabilities of Shareholders for taxable income of the Company during the S Short Year of the Company attributable to such Shareholder, and in respect of which no prior tax distribution shall have been made (the “Estimated Distribution”). Within 90 days of the effectiveness of the termination of the Company’s S Election, the Company shall make any necessary adjustments to the Company’s income during the S Short Year attributable to the Shareholders and, (x) if the amount of the Estimated Distribution to a Shareholder under Section 2.07(ii) above is less than the amount equal to the product of (A) the amount of taxable income allocable to such Shareholder for the S Short Year of the Company and (B) the Assumed Tax Rate (the “Final Distribution”), then the Company shall, within 30 days thereafter, distribute to the Shareholders and amount equal to the excess of the Final Distribution over the Estimated Distribution; and (y) if the amount of the Final Distribution is less than the Estimated Distribution, then each Shareholder shall, within 30 days thereafter, deliver to the Company an amount equal to the excess of the Estimated Distribution over the Final Distribution.

ARTICLE III.
ALLOCATION OF INCOME

3.01.        Short Taxable Years. The parties acknowledge that the taxable year in which the Company’s status as an S Corporation is terminated will be an “S Termination Year” for tax purposes, as defined in Section 1362(e)(4) of the Code. Pursuant to Section 1362(e)(1) of the Code, the S Termination Year of the Company shall be divided into two short taxable years: an “S Short Year” and a “C Short Year.” As defined in Section 1362(e)(1)(A) of the Code, the S Short Year shall be that portion of the Company’s S Termination Year ending on the day immediately preceding the Termination Date. Pursuant to Section 1362(e)(1)(B) of the Code, that portion of the S Termination Year beginning on the Termination Date and ending on the last day of the taxable year shall be the C Short Year of the Company.

3.02.        Closing of the Books. The Company and the Shareholder understand that for tax purposes (including for purposes of determining the Company’s S Corporation Taxable Income for its S Short Year), the Company will allocate its items of income, gain, loss, deduction and credit for its calendar year between the S Short Year and the C Short Year based on a “closing of the books.”

ARTICLE IV.
TAX MATTERS

4.01         Refunds. If the Company receives a refund of any income tax (including penalties and interest) for any period prior to the Termination Date, or as to which it has previously been indemnified by the any Shareholder, the Company shall pay an amount equal to such refund, within 30 days after receipt thereof, to such Shareholder on the last day of any applicable period to which the refund relates. If a Shareholder receives a refund of any income tax (including penalties and interest) as to which such Shareholder has previously been indemnified by the Company, such Shareholder shall, within 30 days after receipt thereon, remit an amount equal to such refund to the Company (for the avoidance of doubt, such refund shall be determined assuming such Shareholder’s only items of income, loss or deduction arise from the Company during the S Short Year).

4.02         Notice and Tax Proceedings.

(a)           Any time that any Shareholder believes that such Shareholder may be entitled to a payment under this Agreement as a result of a Tax Proceeding such Shareholder shall use reasonable efforts to promptly notify the Company of such Tax Proceeding.

(b)          The Company will have the option to represent itself in any Tax Proceeding, at its own expense and using advisors of the Company’s choice.

(c)           The Shareholders shall cooperate fully with the Company in any Tax Proceeding and each such Shareholder shall have the right, but not the obligation, to participate in such Proceeding at such Shareholder’s own expense.

(d)          Breach by a Shareholder of any of the provisions of this Section 4.02 will terminate the Company’s obligation to make payments to such Shareholder under Article 2 to the extent any such breach materially prejudices the result of any Tax Proceeding.

4.03.        Inconsistent Reporting. If a Shareholder hereafter reports an item on such Shareholder’s income tax return in a manner materially inconsistent with the tax treatment reflected in the Schedule K-1 or other tax information provided to the Shareholders by the Company for a taxable period during which the Company had an S Election in effect, the Shareholder shall notify the Company of such treatment before filing the Shareholder’s income tax return. If such Shareholder fails to notify the Company of such inconsistent reporting, such Shareholder shall be liable to the Company for any losses, costs or expenses (including reasonable attorneys’ fees) arising from such inconsistent reporting, including an audit.

ARTICLE V.
MISCELLANEOUS

5.01         Post-Termination Distributions. To the extent practicable and to the extent consistent with applicable law, subject to Section 5.02, payments or other distributions made to the Shareholders pursuant to Article II will be treated as Post-Termination Distributions for U.S. federal income tax purposes and any correspondingly applicable state and/or local tax purposes.

5.02         Other Distributions. To the extent that the Company’s tax return preparers determine that payments or distributions described in Section 5.01 cannot be properly treated as Post-Termination Distributions, then the amount of any payment or other distribution made to the Shareholders pursuant to Article II shall be increased by the amount of the Shareholders’ additional tax liability, if any, resulting from such payments or distributions, as reasonably determined by the Company’s tax return preparers, assuming that the Shareholders pay tax at the Assumed Tax Rate.

5.03         Confidentiality. Each of the parties agrees that any information furnished pursuant to this Agreement is confidential and, except as and to the extent required by law or otherwise required during the course of an audit or contest or other administrative or legal proceeding, shall not be disclosed to any person or entity.

5.04         Successors and Access to Information. This Agreement shall be binding upon and inure to the benefit of any successor, heirs or personal representatives to any of the parties, by merger, acquisition of assets or stock in the Company or otherwise, to the same extent as if the successor, heir or personal representative had been an original party to this Agreement or the applicable Shareholder for the taxable period in question, and in such event, all references herein to a party shall refer instead to the successor, heir or personal representative of such party; provided, however, that for purposes of calculating the tax liability to which any payments under this Agreement would relate, the original Shareholders’ tax liability shall be taken into account, but any payments in connection therewith shall be made to the successor, heir or personal representative of the original Shareholders.

5.05         Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Oklahoma excluding (to the greatest extent permissible by law) any rule of law that would cause the application of the laws of any jurisdiction other than the State of Oklahoma.

5.06         Headings. The headings in this Agreement are for convenience only and shall not be deemed for any purpose to constitute a part or to affect the interpretation of this Agreement.

5.07         Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which will be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one counterpart.

5.08         Electronic Transmission. Any facsimile or electronically transmitted copies hereof or signature hereon shall, for all purposes, be deemed originals.

5.09         Notices. Any notice or communication required or permitted to be given under this Agreement shall be in writing and mailed, telecopied, sent electronically or otherwise delivered to the parties at the addresses specified in Schedule A or at such other address as one party may specify by notice to the other party. All such notices and communications shall be effective when received. Any payment required to be made under this Agreement shall be mailed or delivered to the parties at the addresses specified in Schedule A or at such other address or account as one party may specify by notice to the other party.

5.10         Severability. If any provision of this Agreement is held to be unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the parties to the maximum extent practicable. In any event, all other provisions of this Agreement shall be deemed valid, binding, and enforceable to their full extent.

5.11         Effective Date and Survival. This Agreement shall be effective as of the Termination Date and shall remain in force and be binding so long as the applicable period of assessments (including extensions) remains unexpired for any taxes contemplated by this Agreement; provided, however, that if the Public Offering has not been consummated on or before December 31, 2018, this Agreement will be void, having no force or effect.

5.12         Successor Provisions. Any reference herein to any provisions of the Code or Treasury Regulations shall be deemed to include any amendments or successor provisions thereto as appropriate.

5.13         Integration; Amendments. Except as explicitly stated herein, this Agreement embodies the entire understanding between the parties relating to its subject matter and supersedes and terminates all prior agreements and understandings among the parties with respect to such matters. No promises, covenants or representations of any kind, other than those expressly stated herein, have been made to induce any party to enter into this Agreement. This Agreement shall not be modified or terminated except by a writing duly signed by each of the parties hereto, and no waiver of any provisions of this Agreement shall be effective unless in a writing duly signed by the party sought to be bound.

5.14         Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY DISPUTE ARISING OUT OF THIS AGREEMENT. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.14.

[Signature Page Follows]

          IN WITNESS WHEREOF, the parties have executed this S Corporation Termination and Indemnification Agreement on the date first set forth above.

BANK7 CORP.

By:	/s/ Thomas L. Travis
Thomas L. Travis,
President and Chief Executive Officer

WILLIAM BRADFORD HAINES FINANCIAL SERVICES TRUST

By:	/s/ William B. Haines
William B. Haines, Trustee

LISA K. HAINES FINANCIAL SERVICES TRUST

By:	/s/ John T. Phillips
John T. Phillips, Co-Trustee

By:	/s/ Lisa K. Haines
Lisa K. Haines, Co-Trustee

JULEE S. LAWRENCE FINANCIAL SERVICES TRUST

By:	/s/ John T. Phillips
John T. Phillips, Co-Trustee

By:	/s/ Julee S. Thummel
Julee S. Thummel, Co-Trustee

SCHEDULE A

Notices

To the Company:	Bank7 Corp.
1039 N.W. 63rd Street
Oklahoma City, Oklahoma 73116
Phone: (405) 810-8600
Email: ttravis@bank7.com
Attn: Thomas L. Travis, President and Chief Executive Officer

With a copy to:	Hunton Andrews Kurth LLP
1445 Ross Avenue, Suite 3700
Dallas, Texas 75202
Phone: (214) 468-3351
Email: bmarek@huntonak.com
Attn: Brian Marek

To the Shareholders:	William Bradford Haines Financial Services Trust
Lisa K. Haines Financial Services Trust
Julee S. Thummel Financial Services Trust
P.O. Box 13587
Oklahoma City, Oklahoma 73113
Attn: John T. Phillips, Co-Trustee
Email: j.phillips@bank7.com